UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ___to ___
Commission file number 1-9114
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Mylan Profit Sharing 401(K) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Mylan Laboratories Inc.
1500 Corporate Drive, Canonsburg, Pennsylvania 15317
REQUIRED INFORMATION
1.	In lieu of the requirements of Item 1-3: audited statements and schedules prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2006 and 2005.

Exhibits:

23.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
DECEMBER 31, 2006 AND 2005

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrators of the Mylan Profit Sharing 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Pittsburgh, Pennsylvania
June 26, 2007

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
INVESTMENTS, at fair value	$155,060,806	$131,439,054
RECEIVABLES:
Employer contributions	8,643,585	6,095,332
Employee contributions	481,071	212,797
Dividends & Interest	90,037	88,990

Total receivables	9,214,693	6,397,119

TOTAL ASSETS	164,275,499	137,836,173

NET ASSETS AVAILABLE FOR BENEFITS	$164,275,499	$137,836,173

See notes to financial statements.

MYLAN PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

ADDITIONS:
Interest and dividend income	$2,243,244
Employer contributions	12,608,752
Employee contributions	7,816,245
Net appreciation in fair value of investments	14,584,970

Total additions	37,253,211

DEDUCTIONS:
Benefits paid to participants	10,813,885

Total deductions	10,813,885

NET INCREASE	26,439,326
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	137,836,173

End of year	$164,275,499

See notes to financial statements.

MYLAN PROFIT SHARING 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
1.	DESCRIPTION OF THE PLAN

General— The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all employees of Mylan Laboratories Inc. (the “Company”) and any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Company; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code Section 414(m)) which includes the Company; and any other entity required to be aggregated with the Company pursuant to Regulations under Code Section 414(o)) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan please refer to the Plan document.

Contributions— Each year, participants may make contributions of up to 50% of pretax annual compensation into the Plan, subject to statutory limitations. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Company’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Trustee and Recordkeeper— All of the Plan’s assets are held by Ameriprise Retirement Trust Company (the “Trustee”) who also has participant account recordkeeping responsibilities.

Participant Accounts— Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service and all future discretionary contributions become immediately vested. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%
Additionally, all participants become fully vested at age 65.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and a maximum term of five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits— On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account or choose to leave their balance in the account for withdrawal at a later point in time. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid. The Plan was amended during the 2005 plan year to change the minimum automatic distribution of terminated participants’ accounts from $5,000 down to $1,000.

Forfeitures— Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company contribution for the year in which such forfeiture occurs. For the years ended December 31, 2006 and 2005, forfeitures totaling $429,000 and $952,474, respectively, were used to off-set current year employer contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition— The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses— All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2006	2005
RVST Income Fund II	$30,763,825	$28,137,910
Mylan Laboratories Inc. Common Stock	28,519,507	28,414,717
Janus Overseas Fund	24,745,582	14,829,400
Davis New York Venture Class A Fund	15,094,299	12,071,860
RVST Equity Index Fund II	13,217,823	10,601,425
RS Emerging Growth Fund	12,736,729	11,338,817
PIMCO Total Return Fund	9,964,282	8,582,693
RVS Large Cap Equity (Class R4)	9,923,169	8,484,645
Franklin Mutual Series Fund, Inc.	8,610,520	7,361,208

The RVS Large Cap Equity Fund (Class R4) replaced the RVS New Dimensions Fund (Class Y) during 2006. All funds existing in the RVS New Dimensions Fund (Class Y) at that time were transferred into the RVS Large Cap Equity Fund (Class R4). Therefore, the 2005 RVS New Dimensions Fund balance is presented beside the RVS Large Cap Equity Fund (Class R4) for comparability purposes.
During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$11,442,306
Mylan Laboratories Inc. Common Stock	136,372
Common/collective trust funds	3,006,292

Net appreciation in fair value of investments	$14,584,970

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

In September 2002, the Plan obtained its latest determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the plan sponsor and therefore qualifies as a related party. At December 31, 2006 and 2005, the Plan held an investment of 1,428,833 and 1,423,550 shares, respectively, of common stock of the Company. The fair value of the Company common stock held by the fund at December 31, 2006 and 2005 was $28,519,507 and $28,414,717, respectively. For the year ended December 31, 2006, the Plan purchased 215,210 shares of common stock of the Company at a cost of $4,787,748. For the year ended December 31, 2006, the Plan sold 209,927 shares of common stock of the Company with proceeds of $4,484,328.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

Mylan Laboratories Inc. remitted various participant contributions totaling $242,577 to the trustee later than what is required by Department of Labor (“D.O.L.”) Regulation 2510.3-102. The Company will file Form 5330 with the Internal Revenue Service and pay the required excise tax on the transaction. In addition, participant accounts will be credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.
* * * * *

SUPPLEMENTAL SCHEDULES

MYLAN PROFIT SHARING 401(K) PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102,” was answered “yes.”

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount
Mylan Laboratories Inc.	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102.
		The March 18, 2006 participant contribution was deposited on May 15, 2006.	$144
		The April 21, 2006 participant contribution was deposited on May 24, 2006.	3,312
		The April 24, 2006 participant contribution was deposited on May 24, 2006.	67
		The December 29, 2006 participant contribution was deposited on January 31, 2007.	239,054

			$242,577

MYLAN PROFIT SHARING 401(K) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2006

		(C)
	(B)	Description of Investment including	(E)
	Identity of Issue, Borrower,	maturity date, rate of interest ,	Current
(A)	Lessor or Similar Party	collateral, par or maturity value	Value
*	RVST Funds	Cash and cash equivalents	$1,121,800
*	RVST Funds	RVST Income Fund II	30,763,825
*	RVST Funds	RVST Equity Index Fund II	13,217,823
	PIMCO Funds	PIMCO Total Return Fund	9,964,282
*	RVS Funds	RVS Large Cap Equity (Class R4)	9,923,169
	Davis Funds	Davis New York Venture Class A Fund	15,094,299
	Janus	Janus Overseas Fund	24,745,582
	Franklin Templeton Investments	Franklin Mutual Series Fund, Inc.	8,610,520
	RS Funds	RS Emerging Growth Fund	12,736,729
*	Mylan Laboratories Inc.	Common Stock	28,519,507
*	Participant Loan Fund	Maturity dates from 05/04/2007 to 11/26/2021 and interest rates ranging from 5.0% to 10.5%	363,270

		Total Investments	$155,060,806

*	Party-in-interest.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN PROFIT SHARING 401(K) PLAN
/s/ Karen L. Reuther
Karen L. Reuther
June 28, 2007	Plan Administrator